

14048689

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden | |
| hours per response... | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR 0 4 2014
WASH. D.C. 189 SECTION
PROCESSING

| SEC FILE NUMBER |
|---|
| 8-65864 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/13____ AND ENDING ____12/31/13____
                                         MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Seaview Securities, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
_____
(No. and Street)

New York                                 New York                                 10022
(City)                                    (State)                              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Goodman                                       516-542-6300
                                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
_____
(Name – if individual, state last, first, middle name)

60 Crossways Park Drive West, Suite 301     Woodbury              NY               11797
    (Address)                                 (City)                                 (State)                   (Zip Code)

## CHECK ONE:

        ☒   Certified Public Accountants
        ☐   Public Accountant
        ☐   Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I __Joseph Dougherty_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Seaview Securities LLC_____, as of __December 31_____, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris Wilkerson
Notary Public, State of New York
No. 01WI6074356
Qualified in New York County
Commission Expires May 13, 20___

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Seaview Securities LLC
## (A Limited Liability Company)

## Statement of Financial Condition

## December 31, 2013

# Seaview Securities LLC
**Contents**
**December 31, 2013**

```
*********************************************
```

The Company's Statement of Financial Condition as of December 31, 2013 is available for examination at the Office of the Company and at the Regional Office of the Securities and Exchange Commission.

```
*********************************************
```

## Independent Auditors' Report

To the Member
of Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

*Weiser Mazars LLP*

February 26, 2014
Woodbury, NY

# Seaview Securities LLC
## Statement of Financial Condition
### December 31, 2013

**Assets**

| | | |
|---|---|---:|
| Securities owned, marketable, at market value | $ | 760,235 |
| Other assets | | 56,930 |
| **Total assets** | $ | **817,165** |

**Liabilities and Members' Equity**

Liabilities:

| | | |
|---|---|---:|
| Bank loan payable | $ | 6,687 |
| Accrued expenses and other liabilities | | 60,304 |
| **Total liabilities** | | 66,991 |

Commitments and contingencies

| | | |
|---|---|---:|
| Members' equity | | 750,174 |
| **Total liabilities and members' equity** | $ | 817,165 |

1. **Organization**

   Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. The liability of the Members for the losses, debts and obligations of the Company is generally limited to their capital contributions. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business, for which it earns fee income, is comprised of private placement transactions and acts as a financial and/or strategic advisor to public and private companies with its primary focus in the life sciences industry.

2. **Summary of Significant Accounting Policies**

   *Cash and cash equivalents*
   The Company considers all money market accounts, time deposits, and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

   *Revenue recognition*
   The Company records fee income as it achieves certain performance thresholds required under agreements and records related expenses when incurred.

   Realized gains and losses are determined using indentified cost basis. Accumulated unrealized gains and losses are measured by the difference between the fair value on date of acquisition and the fair value at December 31, 2013, on positions held by the Company during the year.

   *Income taxes*
   The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not subject to Federal and State income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

   The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, management determined that the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2010.

   *Use of estimates*
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Securities Owned

Securities owned, marketable are classified as trading securities and are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations. As of December 31, 2013, the Company had marketable securities of $760,235.

## 4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2013, the Company had net capital, as defined, of $677,828, which exceeded the required minimum net capital of $100,000 by $577,828. Aggregate indebtedness at December 31, 2013, totaled $66,991. The ratio of aggregate indebtedness to net capital was 0.10 to 1.

## 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits of $250,000 and is exposed to the credit risk resulting from this concentration.

The Company earned approximately 90% of its fee income from one client.

## 6. Commitments

### Lease

The Company leases office space, including furnishings, fixtures, and equipment. The current lease calls for monthly rent of $8,500 and other miscellaneous charges, as stipulated in the lease. The lease, which calls for 3% annual rent escalations, expires on June 30, 2014, with the option of renewal by the tenant and the landlord within six months of the expiration date. Management deems the impact of straight-line rent and accrued rent expense to be immaterial.

As of December 31, 2013, future minimum annual rental payments due is $54,000.

Base rent for the year ended December 31, 2013 was $102,000.

7. **Fair Value Measurements**

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The Company does not hold any investments classified as Level 2 or 3. The Company maintains Level 1 securities as follows:

Level 1 — Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2 — Pricing inputs are observable in inactive markets, for identical investments as of the reporting date or whose values are based on models. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity. Non marketable securities are valued using an option pricing model and discounted based on liquidity factors.

The following table summarizes the valuation of the Company's investments by the fair value hierarchy as described above as of December 31, 2013:

|  | Total | Level 1 |
|---|---|---|
| Marketable money market funds | $ 760,235 | $ 760,235 |

8. **Bank Loan Payable**

Bank loan payable represents overdrafts of deposits held at financial institutions. As of December 31, 2013 the outstanding overdraft was $6,687.

9. **Subsequent Events**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.